PROSKAUER ROSE LLP
1585 Broadway
New York, New York 10036

November 1, 2004

BY EDGAR, OVERNIGHT COURIER AND FACSIMILE (202-942-9531)

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 05-10
Washington, D.C. 20549-0510
Attention: Tamara Brightwell, Esq.

Re:	Superior Essex Inc. Registration Statement on Form S-1 Filed on September 13, 2004 File No. 333-118950

Ladies and Gentlemen:

        Superior Essex Inc. ("Superior") has today filed Pre-effective Amendment No. 1 to the above-referenced Registration Statement on Form S-1, which sets forth the responses to the comments of the Staff contained in a letter, dated October 1, 2004, relating to this filing. Five copies of this amendment, marked to show changes from the initial registration statement, are enclosed for your convenience with the hard copy of this letter.

        Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto and the location in the amended registration statement of the requested disclosure.

Form S-1

Principal and Selling Stockholders, page 73

1.
Please provide a more complete description regarding how the selling securityholders acquired the common stock.

  The registration statement has been revised in accordance with this comment (p. 73).

2.
Please revise your disclosures to identify the person or persons who have voting or investment control over the company's securities that each entity owns. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

  The registration statement has been revised in accordance with this comment (p. 73).

3.
To the extent that successors to named selling securityholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successor as a selling securityholder. Please also revise your disclosures in this section, as well as in the "Plan of Distribution" section, to state that a prospectus supplement will be filed in these circumstances.

  The registration statement has been revised in accordance with this comment (pp. 74 and 81). Superior acknowledges the requirement to file a prospectus supplement in these circumstances.

4.
Please tell us whether any of the selling securityholders are broker-dealers or an affiliate of broker-dealers. If any selling shareholders are registered broker-dealers, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. We may have further comments upon review of your response.

  The registration statement has been revised to indicate which selling securityholders are affiliates of broker-dealers and to include the additional requested disclosure (p. 73). None of the selling securityholders is a registered broker-dealer.

        Please do not hesitate to call Barbara L. Blackford, Executive Vice President, General Counsel and Secretary of Superior (770-657-6470), or me (212-969-3273) if you have any questions or if we can be of further assistance.

Sincerely,
/s/ MICHAEL R. NEIDELL
Michael R. Neidell
cc:	Barbara L. Blackford, Esq. Jack P. Jackson, Esq.